

June 12, 2013

Via E-mail
Michael D. Hagedorn
Chief Financial Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, Missouri 64106

  Re: UMB Financial Corporation
     Form 10-K for Fiscal Period Ended December 31, 2012
     Filed February 25, 2013
     File No. 000-04887

Dear Mr. Hagedorn:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Note 2. New Accounting Pronouncements – Fair Value Measurements and Disclosure
Requirements, page 62

1. We note your disclosure that the Company adopted FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" for the quarter ended March 31, 2012, which resulted in a $6.9 million ($4.7 million, net of tax) reduction in the contingent consideration liabilities and a corresponding increase to other non-interest income due to the Company changing its fair value methodology. Please tell us, in more detail, the changes that were made to your methodology, the reasons for these changes and the specific guidance relied upon to support these changes.

Note 18. Disclosures About Fair Value of Financial Instruments, page 91

2. Please consider the need to revise your contingent consideration roll-forwards to disaggregate the line item "expense (income) from fair value adjustments" to provide the information on a more detailed basis, particularly when the drivers may be offsetting in value. At a minimum, consider the need to separately identify the aforementioned reduction in contingent consideration due to the change in methodology along with a discussion of the underlying reasons for this change.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.


Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
